U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25/Amendment No. 1

(Amendment No. 1 of Form 12b-25 filed March 31, 2005)

NOTIFICATION OF LATE FILING

SEC File Number  000-34015

CUSIP Number  42218Y 10 5

(Check One):  [X] Form 10-K and Form 10-KSB  [   ] Form 20-F   [   ] Form 11-K [   ] Form 10-Q and Form 10-QSB

[   ] Form N-SAR

For Period Ended:  December 31, 2004

[   ]

Transition Report on Form 10-K

[   ]

Transition Report on Form 20-F

[   ]

Transition Report on Form 11-K

[   ]

Transition Report on Form 10-Q

[   ]

Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant

Health Enhancement Products, Inc.

Former Name if Applicable

      Western Glory Hole, Inc.

Address of Principal Executive Office (Street and Number)

7740 East Evans Road, Suite A101

City, State and Zip Code

       Scottsdale, AZ  85260

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach Extra Sheets if Needed)

The Company is unable to file its Annual Report on Form 10-KSB for the year ended December 31, 2004 within the prescribed time period because the Company is having difficulty obtaining certain information that is necessary to the completion of the Form 10-KSB.  The Company will not be able to file its Annual Report on Form 10-KSB on or before the 15th calendar day following the prescribed due date.  However, the Company does intend to file such Annual Report as soon as practicable, and anticipates that it will be able to file such report on or around May 15, 2005.

Part IV - Other Information

(1)

Name and telephone number of person to contact in regard to this notification

Jeffery R. Richards           480                  385-3800

       (Name)                (Area Code)   (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).     Yes [X]    No [   ]

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?      Yes [X]    No [   ]

The Company expects to report a loss for the year ended December 31, 2004 of approximately $3,850,000.  The expected loss includes an aggregate of approximately $2.1 million of non-cash charges as follows:  $730,000 of impairment loss and $1,400,000 for stock based compensation.  The Company does not believe that a comparison with the year ended December 31, 2003 would be meaningful, as the Company did not have operations during most of such prior calendar year.

Health Enhancement Products, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  April 4, 2005

By /s/ Howard R. Baer

Name:  Howard R. Baer

Title:    Chief Executive Officer

2